Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities	$5,387,000	$384.09
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To Prospectus Dated January 13, 2009 and Prospectus Supplement dated January 13, 2009)

UBS AG $5,387,000 Return Optimization Securities
Linked to the PHLX Housing Sector IndexSM due February 19, 2013

Enhanced Return Strategies for Moderate Return Environment

Investment Description

Return Optimization Securities (“ROS”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) with returns linked to the performance of the PHLX Housing Sector IndexSM (the “Index”). A detailed description of the Index is attached to this pricing supplement as Annex A. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 3 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the Index, the ROS may provide an alternative to traditional investments. At maturity, the ROS enhance the positive returns of the Index up to the Maximum Gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.
☐	Market Recovery Strategy: If you have experienced a loss on an investment with market exposure similar to the Index, an investment in the ROS can provide an opportunity to accelerate your recovery at maturity if the Index rises.

Key Dates

Trade Date	February 12, 2010
Settlement Date	February 18, 2010
Final Valuation Date*	February 12, 2013
Maturity Date*	February 19, 2013
*	Subject to postponement in the event of a market disruption event, as defined in the ROS product supplement.
Security Offering

The ROS are linked to the PHLX Housing Sector IndexSM with a specified Maximum Gain, which is listed below along with the corresponding maximum payment at maturity. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per security, and integral mutiples of $10.00 in excess thereof.

Securities	Index Symbol(1)	Maximum Gain	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the PHLX Housing Sector IndexSM	HGX	59.25%	$15.925	902661750	US9026617509
(1)	Bloomberg, L.P.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $10 per ROS.

The ROS will not be marketed to Non-United States Holders. Non-United States Holders are urged to consult their own tax advisors regarding the federal income tax consequences of an investment in the ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total	5,387,000	134,675	5,252,325

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated February 12, 2010

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the ROS product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000075/v136613_690288-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement for Return Optimization Securities, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to hold the ROS to maturity, a term of 3 years
♦	You are willing to invest in the ROS based on the indicated Maximum Gain
♦	You seek exposure to the U.S. housing construction industry
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity, a term of 3 years
♦	You seek an investment for which there will be an active secondary market
♦	You do not seek exposure to the U.S. housing construction industry
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

Final Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	3 years
Multiplier	3
Maximum Gain	59.25%
Payment at Maturity (per $10)	If 3x the Index Return (as defined below) is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If 3x the Index Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 3 × Index Return), subject to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	104.98
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity (per $10)

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the amounts owed to you under the terms of the ROS.
♦	No interest or income — You will not receive any interest payments during the term of the ROS.
♦	Your investment is concentrated — All of the securities included in the Index (collectively, the “Index Constituent Stocks”) are issued by companies whose primary lines of business are directly associated with the U.S. housing sector. As a result, your investment in the ROS will be concentrated in one industry.
♦	Owning the ROS is not the same as owning the Index Constituent Stocks — The return on your ROS may not reflect the return you would realize if you actually owned the Index Constituent Stocks or a security directly linked to the Index and you will not have rights that holders of the Index Constituent Stocks may have.
♦	Historical levels of the Index should not be taken as an indication of future performance during the term of the ROS — The actual performance of the Index over the term of the ROS, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or the Index Constituent Stocks.
♦	Historical performance of the Index Constituent Stocks should not be taken as an indication of the future performance of the Index Constituent Stocks during the term of the ROS — Market forces in the market for stocks generally, and the Index Constituent Stocks in particular, will determine the prices of the Index Constituent Stocks. As a result, it is impossible to predict whether, or the extent to which, the prices of the Index Constituent Stocks will rise or fall. Historical prices of the Index Constituent Stocks should not be taken as an indication of future prices of the Index Constituent Stocks.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Constituent Stocks; the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the ROS; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the settlement date since the initial price to public includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index Constituent Stocks, or in futures, options, exchange-traded funds or other derivative products on the Index Constituent Stocks, may adversely affect the market value of the Index Constituent Stocks, the level of the Index, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the Index Constituent Stocks, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS. See “What are the Tax Consequences of the ROS?” on page 7.
♦	Changes that affect the Index will affect the market value of the ROS and the amount you will receive at maturity — The policies of Philadelphia Stock Exchange, Inc. (“PHLX”) concerning the calculation of the Index, additions, deletions or substitutions of the Index Constituent Stocks and the manner in which changes affecting the Index Constituent Stocks or the issuers of the Index Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in the Index, could affect the Index and, therefore, could affect the amount payable on the ROS at maturity, and the market value of the ROS prior to maturity. The amount payable on the ROS and their market value could also be affected if PHLX changes these policies, for example, by changing the manner in which it calculates the Index, or if PHLX discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur or if the Index Ending Level is not available because of a market disruption event or for any other reason and no successor index is selected, the calculation agent — which initially will be UBS Securities LLC, an affiliate of UBS — may determine the Index Ending Level or fair market value of the ROS — and, thus, the amount payable at maturity — in a manner it considers appropriate, in its sole discretion.
♦	UBS and its affiliates have no affiliation with PHLX and are not responsible for their public disclosure of information — UBS and its affiliates are not affiliated with PHLX in any way (except for licensing arrangements discussed below in “Annex A — The PHLX Housing Sector IndexSM” beginning on page A-1) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If PHLX discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the ROS or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. PHLX is not involved in the offer of the ROS in any way and has no obligation to consider your interest as an owner of ROS in taking any actions that might affect the value of your ROS. We have derived the information about PHLX and the Index in this prospectus supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about PHLX or the Index contained in this prospectus supplement. You, as an investor in the ROS, should make your own investigation into PHLX and the Index.
♦	Your Return Is Linked to the Performance of a Single Industry — U.S. Housing Construction — All of the Index Constituent Stocks are issued by companies whose primary lines of business are directly associated with the domestic housing construction industry. Because the value of the ROS is linked to the performance of the Index, an investment in these ROS will be concentrated in this industry. As a result, the value of the ROS may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the housing construction industry is significantly affected by a number of factors, including: employment levels and job growth; the availability of financing for home buyers; interest rates; consumer confidence; housing demand; the availability of suitable undeveloped land; raw material and labor shortages and price fluctuations; federal, state and local laws and regulations concerning the development of land, housing construction, home sales, consumer financing and environmental protection; competition among companies which engage in the housing construction business; the supply of homes and other housing alternatives; weather conditions, natural disasters; and geopolitical events. These factors could cause a downturn in the housing construction industry generally or regionally and could cause the value of the Index Constituent Stocks and the level of the Index to decline during the term of the ROS.
♦	There is no direct correlation between the value of the ROS or the level of the Index and residential housing prices — There is no direct linkage between the level of the Index and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the equity securities composing the Index and consequently the closing level of the Index, the Index and the ROS are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

The PHLX Housing Sector IndexSM

The PHLX Housing Sector IndexSM was developed by NASDAQ OMX PHLX and is calculated, maintained and published by The NASDAQ OMX Group, Inc. The PHLX Housing Sector IndexSM is a modified market capitalization-weighted index designed to measure the performance of a set of companies, the primary lines of business of which are directly associated with the U.S. housing construction market. The PHLX Housing Sector IndexSM is published by Bloomberg under the index symbol “HGX”. Currently, the PHLX Housing Sector IndexSM composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. There are currently 19 companies included in the PHLX Housing Sector IndexSM. For more information on the Index, please see Annex A to this pricing supplement.

You can obtain the level of the PHLX Housing Sector IndexSM from the Bloomberg Financial Markets page “HGX <Index> <GO>“ or from the NASDAQ OMX website at www.nasdaqomxtrader.com.

The graph below illustrates the performance of the PHLX Housing Sector IndexSM from December 31, 2002 to February 12, 2010. The historical levels of the PHLX Housing Sector IndexSM should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The PHLX Housing Sector IndexSM closing level on February 12, 2010 was 104.98.

The information on the PHLX Housing Sector IndexSM provided in this pricing supplement should be read together with the discussion under Annex A to this pricing supplement. Information contained in the Nasdaq OMX website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume 59.25% Maximum Gain and a range of Index performance from +50% to -50%.

Example 1 — On the Final Valuation Date, the Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive 3× the Index Return, or a 9% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows: $10.00 + ($10.00 × 3 × 3%) = $10.00 + $0.90 = $10.90.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 3× the Index Return of 20% is more than the Maximum Gain of 59.25%, you will receive the Maximum Gain of 59.25%, and the payment at maturity is equal to $15.93 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20% on the Final Valuation Date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × -20%) = $10 – $2.00 = $8.00 per $10.00 principal.

The information on the Index provided should be read together with the discussion related to the Index attached to this pricing supplement as Annex A.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you held your ROS for more than one year. However, because there is no authority that specifically addresses the tax treatment of your ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the ROS product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-25 of the ROS product supplement.

Non-United States Holders. The discussion under “Supplemental U.S. Tax Considerations — Non-United States Holders” on page PS-28, of the ROS product supplement does not apply to the ROS. We are not including in this pricing supplement disclosure applicable to Non-United States Holders as the ROS will not be marketed to Non-United States Holders and we do not anticipate that Non-United States Holders will own the ROS. Non-United States Holders are urged to consult their own tax advisors regarding the federal income tax consequences of an investment in the ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Short Term Debt issued(1)	86,843	83,875
Long Term Debt Issued(1)	143,683	138,773
Total Debt	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of this final pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Srategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

Annex A

The PHLX Housing Sector IndexSM

We have derived all information contained in this annex regarding the PHLX Housing Sector IndexSM, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Nasdaq OMX PHLX (“PHLX”). We make no representation or warranty as to the accuracy or completeness of such information. The PHLX Housing Sector IndexSM was developed by PHLX and is calculated, maintained and published by The NASDAQ OMX GROUP, Inc. (“NASDAQ OMX”). Neither PHLX nor NASDAQ OMX has any obligation to continue to publish, and may discontinue publication of, the PHLX Housing Sector IndexSM.

The PHLX Housing Sector IndexSM is designed to track the performance of a set of companies whose primary lines of business are directly associated with the U.S. housing construction market (the “PHLX Housing Component Stocks”). Currently, the PHLX Housing Sector IndexSM composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers.

The PHLX Housing Sector IndexSM is reported by Bloomberg L.P. under the ticker symbol “HGX.”

The following chart provides the ticker symbol, the weighting percentage and the primary trading exchange for each of the Index Constituent Stocks as of February 12, 2010.

Ticker	Name	% Weight	Primary Exchange
WY	Weyerhaeuser Co	14.13%	NYSE
VMC	Vulcan Materials Co	11.33%	NYSE
PHM	Pulte Homes Inc	9.53%	NYSE
DHI	DR Horton Inc	9.23%	NYSE
MAS	Masco Corp	7.54%	NYSE
TOL	Toll Brothers Inc	7.13%	NYSE
FNF	Fidelity National Financial Inc	7.07%	NYSE
LEN	Lennar Corp	5.73%	NYSE
LII	Lennox International Inc	5.26%	NYSE
AWI	Armstrong World Industries Inc	4.73%	NYSE
TIN	Temple-Inland Inc	4.04%	NYSE
MDC	MDC Holdings Inc	3.68%	NYSE
KBH	KB Home	3.25%	NYSE
RYL	Ryland Group Inc	2.26%	NYSE
MTH	Meritage Homes Corp	1.59%	NYSE
RDN	Radian Group Inc	1.44%	NYSE
SPF	Standard Pacific Corp	0.96%	NYSE
HOV	M/I Homes Inc	0.55%	NYSE
MHO	Hovnanian Enterprises Inc	0.54%	NYSE

Index Calculation

The PHLX Housing Sector IndexSM is a modified market capitalization-weighted index. The value of the PHLX Housing Sector IndexSM equals the aggregate value of the index share weights of each of the PHLX Housing Component Stocks multiplied by each such security’s last sale price, and divided by the divisor of the PHLX Housing Sector IndexSM. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for index reporting purposes. If trading in a PHLX Housing Component Stock on its primary listing market is halted while the market is open, the most recent last sale price for that PHLX Housing Component Stock is used for all index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in a PHLX Housing Component Stock is halted on its primary listing market before the market is open. The PHLX Housing Sector IndexSM began on January 2, 2002 at a base value of 250.00.

The formula for calculating the index value of the PHLX Housing Sector IndexSM is as follows:

Aggregate Adjusted Market Value/Divisor

The divisor is determined as follows:

(Market Value after Adjustments/Market Value before Adjustments) × Divisor before Adjustments

The PHLX Housing Sector IndexSM is ordinarily calculated without regard to cash dividends on PHLX Housing Component Stocks.

The PHLX Housing Sector IndexSM is calculated during the trading day and is disseminated once per second from 09:30:01 to 17:16:00 ET. The closing value of the PHLX Housing Sector IndexSM may change up until 17:15:00 ET due to corrections to the last sale price of the PHLX Housing Component Stocks.

Eligibility

Eligibility for inclusion in the PHLX Housing Sector IndexSM is limited to specific security types only. The security types eligible for the PHLX Housing Sector IndexSM include foreign or domestic common stocks, ordinary shares, American Depositary Receipts (“ADRs”), shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units and other derivative securities.

Initial Security Eligibility Criteria

To be included in the PHLX Housing Sector IndexSM, a security must meet the following criteria:

♦	a security must be listed on the Nasdaq Stock Market, the New York Stock Exchange, or NYSE Alternext US;
♦	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is associated with the U.S. housing construction market;
♦	only one class of security per issuer is allowed;
♦	the security must have a market capitalization of at least $100 million;
♦	the security must have traded at least 1.5 million shares in each of the last six months;
♦	the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;
♦	the security may not be issued by an issuer currently in bankruptcy proceedings;
♦	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;
♦	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
♦	the issuer of the security must have “seasoned” on a recognized market for at least 6 months; in the case of spin-offs, the operating history of the spin-off will be considered.

For the purposes of the index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Component Replacement Criteria

In the event that a security no longer meets the Continued Security Eligibility Criteria, it will be replaced with a security that meets all of the Initial Security Eligibility Criteria and additional criteria that follows. Securities eligible for inclusion will be ranked in descending order by market value, current price and greatest percentage price change over the previous six months. The security with the highest overall ranking will be added to the PHLX Housing Sector IndexSM, provided that the PHLX Housing Sector IndexSM then meets the following criteria:

♦	no single PHLX Housing Component Stock is greater than 20% of the weight of the PHLX Housing Sector IndexSM and the top 5 PHLX Housing Component Stocks are not greater than 55% of the weight of the PHLX Housing Sector IndexSM;
♦	no more than 15% of the weight of the PHLX Housing Sector IndexSM is composed of non-U.S. component securities that are not subject to comprehensive surveillance agreements;

If multiple securities have the same rank, the security with the largest market capitalization will rank higher. In the event that the highest-ranking security does not permit the PHLX Housing Sector IndexSM to meet the above criteria, the next highest-ranking security will be selected and the index criteria will again be applied to determine eligibility. The process will continue until a qualifying replacement security is selected.

Continued Security Eligibility Criteria

To be eligible for continued inclusion in the PHLX Housing Sector IndexSM, a PHLX Housing Component Stock must meet the following criteria:

♦	the security must be listed on the Nasdaq Stock Market, the New York Stock Exchange, or NYSE Alternext US;
♦	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is in the U.S. housing sector (PHLX Housing Component Stocks as of October 31, 2008 will be grandfathered for index classification purposes unless there is a material changes in its business line);
♦	the security must have a market capitalization of at least $60 million;
♦	the security may not be issued by an issuer currently in bankruptcy proceedings; and
♦	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Continued Index Eligibility Criteria

In addition to the security eligibility criteria, the PHLX Housing Sector IndexSM as a whole must meet the following criteria on a continual basis unless otherwise noted:

♦	no single PHLX Housing Component Stock is greater than 25% of the weight of the PHLX Housing Sector IndexSM and the top 5 PHLX Housing Component Stocks are not greater than 60% of the weight of the PHLX Housing Sector IndexSM (measured semiannually the first trading day in January and July);
♦	no more than 18% of the weight of the PHLX Housing Sector IndexSM is composed of non-U.S. PHLX Housing Component Stocks that are not subject to comprehensive surveillance agreements;
♦	the total number of PHLX Housing Component Stocks has not increased or decreased by 33-1/3% of the PHLX Housing Sector IndexSM and in no event will be less than nine;
♦	PHLX Housing Component Stocks representing at least 95% of the weight of the PHLX Housing Sector IndexSM have a market capitalization of $75 million;
♦	PHLX Housing Component Stocks representing at least 92% of the weight of the PHLX Housing Sector IndexSM and at least 82% of the total number of PHLX Housing Component Stocks meet the security options eligibility rules;
♦	PHLX Housing Component Stocks must have trading volume of at least 600,000 shares for each of the last 6 months except that for each of the lowest weighted PHLX Housing Component Stocks that in the aggregate account for no more than 5% of the weight of the PHLX Housing Sector IndexSM, trading volume must be at least 500,000 shares for each of the last six months; and
♦	the lesser of the 5 highest weighted PHLX Housing Component Stocks or the highest weighted PHLX Housing Component Stocks that in the aggregate represent at least 30% of the total number of PHLX Housing Component Stocks each have had an average monthly trading volume of at least 1,250,000 shares over the past 6 months.

In the event the PHLX Housing Sector IndexSM does not meet the criteria, the index composition will be adjusted to ensure that the PHLX Housing Sector IndexSM meets the criteria. PHLX Housing Component Stocks that contribute to the PHLX Housing Sector IndexSM not meeting the eligibility criteria may be removed. PHLX Housing Component Stocks may be added and/or replaced according to the component replacement rules to ensure compliance with the Continued Index Eligibility Criteria.

Index Maintenance

Changes in the price of the PHLX Housing Component Stocks and/or index share weights driven by corporate events such as stock dividends, splits, and certain spin-offs will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within ten days of such action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The index share weights are derived from the security’s total shares outstanding. The index share weights are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the case of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price of a PHLX Housing Component Stock in accordance with its index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date and advance notification will be made.

Ordinarily, whenever there is a change in the index share weights, a change in a PHLX Housing Component Stock or a change to the price of a PHLX Housing Component Stock due to spin-off, rights issuances or special cash dividends, the divisor is adjusted to ensure that there is no discontinuity in the value of the PHLX Housing Sector IndexSM, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the PHLX Housing Sector IndexSM prior to market open on the effective date.

Index Rebalancing

The PHLX Housing Sector IndexSM employs a modified market capitalization-weighting methodology. At each quarter, the PHLX Housing Sector IndexSM is rebalanced such that the maximum weight of any PHLX Housing Component Stock will not exceed 15% and no more than 2 securities will be at the cap. Any security then in excess of 8% will be capped at 8%. The aggregate amount by which all securities over 15% and 8% is reduced will be redistributed proportionally across the remaining PHLX Housing Component Stocks. After redistribution, if any other PHLX Housing Component Stock then exceeds 8%, the PHLX Housing Component Stock is set to 8% of the PHLX Housing Sector IndexSM and the redistribution is repeated to derive the final weights.

The modified market capitalization-weighted methodology is applied to the capitalization of each PHLX Housing Component Stock, using the last sale price of the security at the close of trading on the first Friday in March, June, September, and December and after applying quarterly changes to the total shares outstanding. The index share weights are then calculated multiplying the weight of the security by the new market value of the PHLX Housing Sector IndexSM and dividing the modified market capitalization for each PHLX Housing Component Stock by its corresponding last sale price. The changes become effective after trading on the third Friday in March, June, September, and December.

In administering the PHLX Housing Sector IndexSM, NASDAQ OMX will exercise reasonable discretion as it deems appropriate.

None of UBS or the calculation agent accepts any responsibility for the calculation, maintenance or publication of the PHLX Housing Sector IndexSM or any successor index thereto.

License Agreement

We have entered into a non-exclusive license agreement with the Philadelphia Stock Exchange, Inc. (now known as NASDAQ OMX PHLX) providing for the license to us, in exchange for a fee, of the right to use the PHLX Housing Sector IndexSM in connection with certain securities, including the ROS.

The ROS are not sponsored, endorsed, sold or promoted by, The NASDAQ OMX Group, Inc. (or its affiliates) (NASDAQ OMX PHLX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the ROS. The Corporations make no representation or warranty, express or implied to the owners of the ROS or any member of the public regarding the advisability of investing in securities generally or in the ROS particularly, or the ability of the PHLX Housing Sector IndexSM to track market performance. The Corporations’ only relationship to UBS and its affiliates is in the licensing of the Nasdaq®, OMX®, PHLX® and PHLX Housing Sector IndexSM registered trademarks, and certain trade names of the Corporations and the use of the PHLX Housing Sector® Index which is determined, composed and calculated by NASDAQ OMX PHLX without regard to UBS or the ROS. NASDAQ OMX PHLX has no obligation to take the needs of UBS or the owners of the ROS into consideration in determining, composing or calculating the PHLX Housing Sector IndexSM. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the ROS to be issued or in the determination or calculation of the equation by which the ROS are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the ROS.

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the PHLX Housing Sector IndexSM or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the ROS, or any other person or entity from the use of the PHLX Housing Sector IndexSM or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the PHLX Housing Sector IndexSM or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Nasdaq®, OMX®, PHLX® and PHLX Housing Sector IndexSM, are registered trademarks of The NASDAQ OMX Group, Inc. and are licensed for use by UBS. The ROS have not been passed on by the Corporations as to their legality or suitability. The ROS are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the ROS.